Via Facsimile and U.S. Mail
Mail Stop 6010

February 29, 2008

China Aoxing Pharmaceutical Company, Inc.
Attn: Zhenjiang Yue
444 Washington Boulevard, Unit 2424
Jersey City, NJ 07310

Re: China Aoxing Pharmaceutical Company, Inc.
**   Form 10-KSB for fiscal year ended June 30, 2007**
**   File No. 001-32674**

Dear Mr. Yue:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis, page 11

Results of Operations, page 11

1.   Please revise your disclosures to discuss underlying reasons for the changes of significant line items in your consolidated statement of operations, including the components of cost of sales.

Note 1 – Business Description and Reverse Merger, page F-6

2.   Given your disclosure that you own 60% of Hebei, please tell us why no minority interest is presented in the financial statements.

Note 2 - Summary of Significant Accounting Policies, page F-7

3.   Please refer to your disclosure regarding restricted shares issued to directors on page 21. Please revise to disclose your accounting policy for share based payments and to provide the disclosures required by SFAS 123(R). Tell us where the compensation expense associated with the issuance of the restricted shares is recorded in the financial statements, and revise your disclosures as appropriate.

Note 8. Convertible Debentures, page F-11

4.   Your disclosure in Note 8 indicates that the 8% convertible debentures are convertible into common stock at the greater of $5.00 per share or 75% of the average stock price over a five day period, but does not specify the conversion terms of the 10% debentures. Based on your disclosure on page 11 (and similar disclosures in your SB-2 registration statement filed on February 2, 2007), it appears that the 10% debentures are convertible into common stock based on 75% of the stock price at the time of conversion. Please revise your disclosures with respect to each debenture issuance to clarify the specific terms under which the debentures are convertible.

5.   The convertible debenture agreements appear to represent material contracts; however, we were unable to identify where the agreements were filed as material contract exhibits in accordance with Item 601 of Regulation S-B. Please tell us why the debenture agreements have not been filed, or tell us where the agreements have previously been filed.

6.   Please tell us how you evaluated the embedded conversion feature for each convertible debenture under paragraphs 12 and 60-61 of SFAS 133 to determine whether the conversion features should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings. If you believe that the conversion features meet the criteria for bifurcation, tell us how you evaluated whether the scope exception in paragraph 11(a) of SFAS 133 was applicable, considering the relevant guidance in EITF 00-19 and EITF 05-02. We note that each convertible debenture appears to include a variable conversion price, which would preclude the instrument from meeting the definition of conventional convertible in paragraph 4 of EITF 00-19. In addition, since the number of shares of common stock that could be issued upon conversion of the 10% debentures appears to be indeterminate, provide us your analysis

Zhenjiang Yue
China Aoxing Pharmaceutical Company, Inc.
February 29, 2008
Page 3

supporting why you are not required to classify the embedded conversion feature for these debentures as a liability under EITF 00-19.

7. Please tell us how you evaluated the requirements of paragraphs 11-32 of EITF 00-19 to determine whether the warrants should be classified as liabilities, with changes in fair value recorded in earnings. If the convertible debentures could result in the issuance of an indeterminate number of shares, please provide us your analysis supporting why liability classification for the warrants is not required under EITF 00-19.

8. Please provide us your analysis with reference to authoritative guidance supporting your recording deferred interest in amount equal to the fair value of the warrants and amortizing this amount over the term of the convertible debentures.

Certifications, Exhibit 31

9. Please revise your certification to include the correct Exchange Act Rule reference for disclosure controls and procedures.

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comment. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Carlton Tartar, Branch Chief, at (202) 551-3387 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant